# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Innventure, Inc., CIK 0002001557
CUSIP: 04578M108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6900 Tavistock Lakes Blvd, Suite 400, Orlando, Florida (FL), 32827
Date of event which requires filing of this statement: 12/03/2025
Amends the filing with accession number 0001140361-24-042991
Filed by CIK 0002039923
Persons authorized to receive notices and communications: Gerlad Muizelaar, WE-INN LLC, 2045 W Grand Ave Ste B, PMB 82152, Chicago, Illinois (IL), 60612-1577, (312) 248-2523

## Reporting persons
- WE-INN LLC (CIK 0002039923): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 6,572,561; sole dispositive power 0; shared dispositive power 6,572,561; aggregate amount beneficially owned 6,572,561 (10.52% of the class)
  Comment: Note to Row 13: Calculated based on 62,471,971 shares of Common Stock, par value $0.0001 per share, of Innventure, Inc. outstanding as of November 12, 2025, as reported in the issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Innventure, Inc.
Address of issuer's principal executive offices: 6900 Tavistock Lakes Blvd, Suite 400, Orlando, Florida (FL), 32827
Comment: This Amendment No. 3 (this "Amendment") amends the original Scheduled 13D filed jointly by WE-INN LLC, Gregory D. Wasson, and Kimberly Wasson (collectively, the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") on October 7, 2024, as amended by Amendment No. 1 filed with the SEC on October 24, 2025 and by Amendment No. 2 filed with the SEC on November 20, 2025 (as amended, the "Original Statement") and relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Innventure, Inc., a Delaware corporation (the "Issuer"). Except as set forth herein, the Original Statement is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
The last paragraph in Item 4 of the Original Statement is hereby amended and restated as follows:

The Reporting Persons made the dispositions described herein, and may in the future make additional dispositions, primarily for the purposes of diversifying their investment portfolio and providing liquidity to holders of interests in WE-INN LLC. Accordingly, such dispositions do not reflect a change in the Reporting Persons' previously reported belief that the Issuer represents an attractive investment based on the Issuer's business prospects and strategy.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in subparts (a) and (b) of Item 5 of the Original Statement is hereby amended and restated as follows:

As of the date of this Amendment, the Reporting Persons beneficially owned 6,572,561 shares of Common Stock. Based on 62,471,971 shares of Common Stock outstanding as of November 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2025, the Reporting Persons beneficially owned approximately 10.52% of the Common Stock outstanding.
Transactions in the class effected during the past sixty days:
In addition to the transactions described in the Original Statement, the Reporting Persons effected the following transactions with respect to the Common Stock during the past sixty days, all of which were open market sales:

(i) Sold 427,301 shares on December 1, 2025 at a volume weighted average price of $5.11 per share;

(ii) Sold 117,901 shares on December 2, 2025 at a volume weighted average price of $4.95 per share; and

(iii) Sold 172,589 shares on December 3, 2025 at a volume weighted average price of $4.76 per share.

## Signatures
- WE-INN LLC: /s/ Gregory D. Wasson, Gregory D. Wasson, President (12/03/2025)